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                       FIRST AMENDMENT TO RIGHTS AGREEMENT

                             DATED NOVEMBER 22, 1994

         This First Amendment to the Rights Agreement dated as of November 22, 1994 (the "Rights Agreement"), between Home Federal Bancorp (the "Company") and LaSalle National Bank (the "Rights Agent"), is effective as of November 25, 1997.

         A. Section 27 of the Rights Agreement permits the Company to amend the Rights Agreement to increase the Purchase Price thereunder prior to the Distribution Date (as defined therein) and the Distribution Date has not occurred yet under the Rights Agreement.

         B. On November 25, 1997, the Board of Directors of the Company approved an amendment to the Rights Agreement which increased the Purchase Price thereunder from $26.67 to $80.00.

         NOW, THEREFORE, the Company and the Rights Agent agree as follows:

         1.    Section 7(b) shall be amended to read in its entirety as follows:

                  "(b) The Purchase Price for each Common Share pursuant to the exercise of a Right shall be $80.00, shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof, and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below."

         IN WITNESS WHEREOF, the parties hereto have affixed their signatures hereto effective as of November 25, 1997.

                                         HOME FEDERAL BANCORP

                                         By:/s/ Lawrence E. Welker
                                            ------------------------

                                         LaSALLE NATIONAL BANK, as Rights Agent

                                         By:/s/ Gregory Malatia